767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

August 3, 2020

VIA EDGAR TRANSMISSION

Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Thryv Holdings, Inc.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted June 23, 2020
CIK No. 0001556739

Dear Mr. Morris:

On behalf of our client, Thryv Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to the Company, dated July 23, 2020. In connection with these responses, we are confidentially submitting, electronically via EDGAR, an amended (“Amendment No. 4”) Draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company (CIK No. 0001556739).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In certain cases, for organizational purposes, the comment has been divided into its separate components with a response provided for each component. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 4.

Daniel Morris Securities and Exchange Commission August 3, 2020 Page 2

Amendment No. 3 to Draft Registration Statement on Form S-1

Recent Developments, page 53

1.
Please revise this section to provide updated disclosure about the material effects on your business as a result of the COVID-19 pandemic, considering more time has elapsed since providing your March 31 results. In addition, consider whether any updates to risk disclosure are warranted in light of current market events related to COVID-19. Please refer to CF Disclosure Guidance Topics 9 and 9A.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 56 accordingly. The Company will continue to provide updated disclosure relating to effects on its business as a result of the COVID-19 pandemic when it revises its disclosure to include its financial results as of and for the six months ended June 30, 2020.

Our clients say it best, page 95

2.
Please confirm that you have received consents to the inclusion of the quotes included in this section. In addition, please disclose whether any of these individuals were compensated for their testimonials.

The Company confirms that the Company has received consents to the inclusion of all of the quotes included in this section. None of the quoted individuals were compensated for their testimonials.

Stock Repurchases, page 127

3.
We note that you repurchased stock from Grosvenor Capital Management in June 2020. Please provide additional detail about the repurchase, including your reasons for repurchasing the stock at this time and whether you also offered to repurchase shares held by other stockholders.

The Company acknowledges the Staff’s comment. On May 28, 2020, the board of directors (the “Board”) of the Company authorized the Company to utilize excess capacity under its Senior Credit Facilities to implement a stock repurchase program (the “Plan”) enabling the repurchase by the Company of outstanding shares of common stock held by any stockholder from time to time. The Company engaged a broker to consummate repurchases under the Plan.  The broker independently solicited interested stockholders and negotiated the purchase price. The repurchase of common stock from Grosvenor Capital Management, L.P. was one of several purchases conducted on an arm’s length basis through the broker-dealer as part of the Plan.  The Board made the determination that this use of cash as opposed to other available uses was in the best interests of its stockholders.

Daniel Morris Securities and Exchange Commission August 3, 2020 Page 3

Plan of Distribution, page 146

4.
We note your response to prior comment 2. Please provide additional clarification about the contact that you and your financial advisor expect to have with Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling your common shares.  Specifically, please tell us the following:

•
Will the virtual live presentation with questions and answers be considered a part of Investor Day? Will the recording of the presentation be made publicly available online and free of charge? Who will be able to submit questions during the question and answer session?

In response to the Staff’s comment, the Company advises the Staff that the Investor Day will consist of a virtual live presentation with questions and answers (the “Investor Day Presentation”). Thereafter, the Company will make all or portions of the Investor Day Presentation available as a virtual presentation which can be viewed by potential investors contacted by the Company. As required by Securities Act Rule 433(d)(8)(ii), a bona fide version of such virtual presentation (which may include a complete video recording of the Investor Day Presentation) will be made publicly available without restriction online and free of charge on the Company’s investor relations website to any person.
During the question and answer section of the Investor Day Presentation, interested prospective investors will be able to submit questions to a moderator.

•	What will the “additional investor education activities” consist of? In this regard, we note that these activities are not specified in your response to prior comment 2. Please advise.
The Company advises the Staff that the “additional investor education activities” may consist of, to the extent requested, new and follow up meetings with individual investors, most likely institutional investors.

•
If your “additional investor education activities” include “possible follow-up individual meetings with investors” during the period prior to the effective date and the restricted period, how will you determine who receives individual meetings? In addition, please tell us whether you expect these individual meetings to cover topics which are not included in Investor Day and your other additional investor education activities.

The Company anticipates the possibility that certain institutional investors may request individual meetings, although the Company cannot predict which institutions, or in fact if any institutions, will request such a meeting. The determination of whether to hold such a meeting will be at the discretion of the Company at the time, depending on such factors as the nature of the institution requesting the meeting, its size and its reputation for investing in the Company’s industry. The Company does not expect that these meetings will cover topics or involve the disclosure of material information which are not included in the Registration Statement or the Investor Day Presentation.

Daniel Morris Securities and Exchange Commission August 3, 2020 Page 4

•	Will the “additional investor education activities” be treated as an electronic roadshow, and made available online like the Investor Day presentation?

The Company expects that any additional investor education activities will “include discussion of the same general areas of information” regarding the Company, management, and the securities being offered as contained in the publicly available “bona fide electronic roadshow” as defined in Securities Act Rule 433(h)(5). Accordingly, the Company does not currently anticipate making recordings of such activities available online in the same manner as the Investor Day Presentation, as per Rule 433(d)(8)(ii), at least one version of a bona fide electronic roadshow, i.e. the recording of the Investor Day Presentation, will be made available for viewing without restriction by any person through the Company’s investor relations website. In addition, the Company expects that such additional investor education activities will originate live, in real-time to a live audience, and as such will not constitute graphic or written communications to which Rule 433 applies.

•
Will the company remove from its website prior to completion of the distribution all or some of the electronic roadshow materials made publicly available on its website in accordance with Rule 433 of the Securities Act? In this regard, we note that your response letter does not appear to specify how soon after Investor Day the electronic roadshow materials will be made publicly available on your website and how long the electronic road show materials will remain available on the website.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as required by Securities Act Rule 433(d)(8)(ii), it will make the Investor Day Presentation publicly available on its investor relations website following the live Investor Day Presentation no later than as soon as practicable after the Investor Day. Consistent with precedent direct listings we have reviewed, the Company does not anticipate removing the bona fide version of the electronic roadshow from its investor relations website prior to the end of the Effective Period.

5.
We acknowledge your response to prior comment 6 in which you state that if the controlling stockholder elects not to participate in any sales sufficient liquidity may still be generated by the remaining shares held by non-affiliated holders. Explain whether the scenario you describe presumes that non-affiliated holders elect to sell all or a significant portion of their shares in connection with this listing. Also, revise your disclosure to disclose the risks of failing to generate liquidity sufficient to determine that a reasonable amount of volume has crossed, if your controlling stockholder declines to participate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that even if the controlling stockholder elects not to participate in any sales, it believes that sufficient liquidity may be generated by buy or sell orders from the remaining nonaffiliated public float, without presuming that to achieve such liquidity, the remaining non-affiliated holders must sell all or a significant portion of their shares in connection with the listing. Nevertheless, in response to the Staff’s comment, the Company has revised its disclosure on page 39 to disclose the risks of failing to generate sufficient liquidity.

Daniel Morris Securities and Exchange Commission August 3, 2020 Page 5

6.
Similarly, with regard to prior comment 10, please revise your disclosure to clearly state that the lower the percentage of shares sold by non-affiliated holders in the listing, the greater the ability of the controlling stockholder to establish a price floor, even if acting in good faith.

In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and 149.

7.
Please provide us with copies of your agreement(s) with your financial advisors. Please coordinate with the staff members identified in this letter to discuss how to arrange for receipt of such agreement(s).

The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with copies of our agreement with our financial advisor in a manner to be coordinated with the identified Staff members.

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:	Joseph A. Walsh
Chief Executive Officer, President and Director
Thryv Holdings, Inc.

Paul Rouse
Chief Financial Officer, Exertive Vice President and Treasurer
Thryv Holdings, Inc.